

INVESTED 529 PLAN

# Semiannual Report

JUNE 30, 2018

|  | **Ticker** |
| --- | --- |
| InvestEd Aggressive Portfolio | WAGPX |
| InvestEd Growth Portfolio | WAGRX |
| InvestEd Balanced Portfolio | WBLAX |
| InvestEd Conservative Portfolio | WICAX |
| InvestEd Income Portfolio | WICPX |
| InvestEd Fixed Income Portfolio | WFXPX |

# CONTENTS

This report is submitted for the general information of the shareholders of InvestEd Portfolios. It is not authorized for distribution to prospective investors in the Portfolios unless preceded or accompanied by a current InvestEd Portfolios prospectus along with the InvestEd Program Overview and Ivy Funds InvestEd 529 Plan Account Application.

Non-residents of Arizona or taxpayers of states other than Arizona should consider participating in the 529 plan(s) available in their state of residence, as such plan(s) may offer more favorable state income tax or other benefits than those offered under the Ivy Funds InvestEd 529 Plan. Please consult your CPA or other tax advisor regarding your personal tax situation.

JUNE 30, 2018 (UNAUDITED)



Philip J. Sanders, CFA

**Dear Shareholder,**

Market volatility returned strongly in the first half of 2018 as trade disputes, geopolitical tensions and uncertain global growth rates provided a choppy ride for investors. On the global economic front, the U.S. continued to set the pace as corporate earnings remained strong and business confidence continued to soar. Against that backdrop, the heightened rhetoric and growing quarrels between the U.S. and key trading partners could unsettle the markets for the remainder of the year. What might the second half of 2018 have in store for the markets and investors?

The health of the U.S. economy remains a pocket of strength for global growth despite a slow start to the year and the looming presence of higher market volatility. The U.S. Tax and Jobs Act signed into law by President Donald Trump in late 2017 and a $1.3 trillion stimulus bill passed in March of this year likely contributed to that strength. Overall business optimism remains strong despite concern over the Trump administration's position on several issues, most notably the direction of U.S. trade policy.

We believe U.S. GDP growth remains on pace with our initial 2018 forecast of 2.9%. While inflation has picked up slightly, it is still in line with the U.S. Federal Reserve's (Fed) target of a 2% annual rate. A strong labor market also is contributing to the upbeat U.S. economic picture. The unemployment rate fell to 3.8% in May, the lowest level in 18 years. While improving, wage gains this year have been modest given the low level of unemployment. See the table for a fiscal year-over-year comparison of some common market metrics.

Eurozone GDP performance has been tepid and weaker than expected this year, with growth at a 0.4% non-annualized rate. We believe a markedly harsh winter in areas of Europe and an uptick in work absences due to seasonal illness contributed to the less than stellar performance. We think the first-quarter slowdown was exaggerated and expect a slight rebound in growth going forward. A similar phenomenon happened in the U.K., where we also expect growth to rebound, although increasing friction in Brexit negotiations about the U.K.'s exit from the European Union (EU) has created downside risks.

Japan's lackluster economic performance in the first quarter caused us to lower our growth projection to 1.2% for the year. However, we believe growth could pick up in the second half of 2018 based on our expectations for solid employment growth, fiscal stimulus, an influx of construction projects in anticipation of the 2020 Summer Olympics and an increasing desire for companies to make investments in capital expenditures. Given soft inflation data, we expect the Bank of Japan to continue trailing other central banks in tightening its ultra-accommodative policies.

While emerging-market economies held up well to start 2018, currency headwinds and tariffs impacting global trade negatively impacted these markets in the second quarter. Despite the recent downturn, we expect steady global growth for the remainder of 2018, which we believe will provide opportunities for exporting countries across emerging economies.

We remain aware of risks, and believe it is important to stay focused on the fundamentals and merits of individual market sectors, industries and companies when making investment decisions. Those fundamentals historically have tended to outweigh external factors such as government policies and regulations. While those can affect every business and investor, we think the innovation and management skill within individual companies ultimately drive long-term stock prices.

Expanding valuations and corporate earnings growth have been key drivers in the equity markets. We believe continued earnings growth will need to carry more of the burden going forward. We see potential catalysts for growth in several areas and industries and our team continues to seek investment opportunities around the globe.

## Economic Snapshot

|  | 6/30/2018 | 12/31/2017 |
|---|---|---|
| S&P 500 Index | 2,718.37 | 2,673.61 |
| MSCI EAFE Index | 1,958.64 | 2,050.79 |
| 10-Year Treasury Yield | 2.85% | 2.40% |
| U.S. unemployment rate | 4.0% | 4.1% |
| 30-year fixed mortgage rate | 4.55% | 3.99% |
| Oil price per barrel | $ 74.15 | $ 60.42 |

*Sources: Bloomberg, U.S. Department of Labor, MBA, CME*

*All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.*

Respectfully,

*Philip J Sanders*

Philip J. Sanders, CFA
President

The opinions expressed in this letter are those of the President of the InvestEd Portfolios and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

(UNAUDITED)

## Expense Example

As a shareholder of a Portfolio, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Portfolio expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. As a shareholder in the underlying Waddell & Reed Advisors Funds, your Portfolio will indirectly bear its pro rata share of the expenses incurred by the underlying funds. These expenses are not included in a Portfolio's annualized expense ratio or the expenses paid during the period. These expenses are, however, included in the effective expenses paid during the period. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended June 30, 2018.

## Actual Expenses

The first section in the following table provides information about actual account values and actual expenses. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7. 5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid during Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. You should consider the additional fees that were charged to your Portfolio account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense table. Additional fees have the effect of reducing investment returns.

## Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses based on the Portfolio's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Portfolio's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Portfolio and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), or exchange fees. Therefore, the second section of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

| | Actual[1] | | | Hypothetical[2] | | | Annualized Expense Ratio Based on the Six-Month Period |
| Portfolio | Beginning Account Value 12-31-17 | Ending Account Value 6-30-18 | Expenses Paid During Period* | Beginning Account Value 12-31-17 | Ending Account Value 6-30-18 | Expenses Paid During Period* | |
|---|---|---|---|---|---|---|---|
| InvestEd Aggressive Portfolio | $1,000 | $1,009.50 | $ 1.21 | $1,000 | $1,023.56 | $1.21 | 0.25% |
| InvestEd Growth Portfolio | $1,000 | $ 1,007.10 | $1.20 | $1,000 | $1,023.56 | $1.21 | 0.25% |
| InvestEd Balanced Portfolio | $1,000 | $1,003.40 | $1.20 | $1,000 | $1,023.56 | $1.21 | 0.25% |
| InvestEd Conservative Portfolio | $1,000 | $1,000.00 | $1.20 | $1,000 | $1,023.56 | $1.21 | 0.25% |
| InvestEd Income Portfolio | $1,000 | $ 996.10 | $1.20 | $1,000 | $1,023.55 | $1.21 | 0.25% |
| InvestEd Fixed Income Portfolio | $1,000 | $ 993.00 | $1.20 | $1,000 | $1,023.55 | $1.21 | 0.25% |

*Portfolio expenses are equal to the Portfolio's annualized expense ratio (provided in the table), multiplied by the average account value over the period, multiplied by 181 days in the six-month period ended June 30, 2018, and divided by 365.

[1]This section uses the Portfolio's actual total return and actual Portfolio expenses. It is a guide to the actual expenses paid by the Portfolio in the period. The "Ending Account Value" shown is computed using the Portfolio's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Portfolio. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

[2]This section uses a hypothetical five percent annual return and actual Portfolio expenses. It helps to compare the Portfolio's ongoing costs with other mutual funds. A shareholder can compare the Portfolio's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other Portfolios.

The above illustration is based on ongoing costs only and does not include any transactional costs, such as sales loads or exchange fees.

# PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF JUNE 30, 2018 (UNAUDITED)

## InvestEd Aggressive Portfolio – Asset Allocation

| | |
|---|---|
| Ivy International Core Equity Fund, Class N | 19.9% |
| Ivy Value Fund, Class N | 11.4% |
| Ivy Large Cap Growth Fund, Class N | 11.2% |
| Ivy ProShares MSCI ACWI Index Fund, Class N | 8.9% |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N | 7.6% |
| Ivy Core Equity Fund, Class N | 6.5% |
| Ivy Emerging Markets Equity Fund, Class N | 6.1% |
| Ivy Mid Cap Growth Fund, Class N | 5.1% |
| Ivy Mid Cap Income Opportunities Fund, Class N | 5.1% |
| Ivy Securian Core Bond, Class N | 3.3% |
| Ivy LaSalle Global Real Estate Fund, Class N | 3.1% |
| Ivy Government Securities Fund, Class N | 2.6% |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N | 2.1% |
| Ivy Small Cap Growth Fund, Class N | 2.1% |
| Ivy Limited-Term Bond Fund, Class N | 2.0% |
| Ivy ProShares S&P 500 Bond Index Fund, Class N | 0.8% |
| Ivy Global Bond Fund, Class N | 0.5% |
| Ivy High Income Fund, Class N | 0.5% |
| Ivy Corporate Bond, Class N | 0.5% |
| Ivy Small Cap Core Fund, Class N | 0.5% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 0.2% |

## InvestEd Growth Portfolio – Asset Allocation

| | |
|---|---|
| Ivy International Core Equity Fund, Class N | 16.0% |
| Ivy Value Fund, Class N | 9.9% |
| Ivy Large Cap Growth Fund, Class N | 9.6% |
| Ivy ProShares MSCI ACWI Index Fund, Class N | 8.4% |
| Ivy Securian Core Bond, Class N | 7.6% |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N | 6.5% |
| Ivy Limited-Term Bond Fund, Class N | 6.1% |
| Ivy Government Securities Fund, Class N | 5.6% |
| Ivy Core Equity Fund, Class N | 5.5% |
| Ivy Emerging Markets Equity Fund, Class N | 4.7% |
| Ivy Mid Cap Growth Fund, Class N | 3.6% |
| Ivy Mid Cap Income Opportunities Fund, Class N | 3.6% |
| Ivy Global Bond Fund, Class N | 2.3% |
| Ivy Small Cap Growth Fund, Class N | 2.1% |
| Ivy LaSalle Global Real Estate Fund, Class N | 2.1% |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N | 2.1% |
| Ivy ProShares S&P 500 Bond Index Fund, Class N | 1.5% |
| Ivy High Income Fund, Class N | 1.3% |
| Ivy Corporate Bond, Class N | 1.0% |
| Ivy Small Cap Core Fund, Class N | 0.5% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 0.0% |

# PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF JUNE 30, 2018 (UNAUDITED)

## InvestEd Balanced Portfolio – Asset Allocation

| | |
|---|---:|
| Ivy Securian Core Bond, Class N | 12.7% |
| Ivy International Core Equity Fund, Class N | 12.1% |
| Ivy Government Securities Fund, Class N | 9.1% |
| Ivy Limited-Term Bond Fund, Class N | 9.1% |
| Ivy Value Fund, Class N | 7.9% |
| Ivy Large Cap Growth Fund, Class N | 7.6% |
| Ivy ProShares MSCI ACWI Index Fund, Class N | 7.4% |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N | 5.0% |
| Ivy Core Equity Fund, Class N | 4.5% |
| Ivy Global Bond Fund, Class N | 3.8% |
| Ivy Emerging Markets Equity Fund, Class N | 3.7% |
| Ivy Mid Cap Income Opportunities Fund, Class N | 3.1% |
| Ivy Mid Cap Growth Fund, Class N | 3.0% |
| Ivy ProShares S&P 500 Bond Index Fund, Class N | 2.5% |
| Ivy High Income Fund, Class N | 1.8% |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N | 1.6% |
| Ivy LaSalle Global Real Estate Fund, Class N | 1.6% |
| Ivy Small Cap Growth Fund, Class N | 1.5% |
| Ivy Corporate Bond, Class N | 1.5% |
| Ivy Small Cap Core Fund, Class N | 0.5% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 0.0% |

## InvestEd Conservative Portfolio – Asset Allocation

| | |
|---|---:|
| Ivy Securian Core Bond, Class N | 18.9% |
| Ivy Limited-Term Bond Fund, Class N | 14.1% |
| Ivy Government Securities Fund, Class N | 13.6% |
| Ivy International Core Equity Fund, Class N | 7.2% |
| Ivy Large Cap Growth Fund, Class N | 6.0% |
| Ivy Value Fund, Class N | 5.9% |
| Ivy Global Bond Fund, Class N | 5.0% |
| Ivy ProShares MSCI ACWI Index Fund, Class N | 4.7% |
| Ivy ProShares S&P 500 Bond Index Fund, Class N | 4.0% |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N | 4.0% |
| Ivy Core Equity Fund, Class N | 3.5% |
| Ivy High Income Fund, Class N | 2.5% |
| Ivy Corporate Bond, Class N | 2.3% |
| Ivy Mid Cap Income Opportunities Fund, Class N | 2.0% |
| Ivy Mid Cap Growth Fund, Class N | 2.0% |
| Ivy Emerging Markets Equity Fund, Class N | 1.9% |
| Ivy LaSalle Global Real Estate Fund, Class N | 0.8% |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N | 0.8% |
| Ivy Small Cap Growth Fund, Class N | 0.5% |
| Ivy Small Cap Core Fund, Class N | 0.3% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 0.0% |

# PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF JUNE 30, 2018 (UNAUDITED)

## InvestEd Income Portfolio – Asset Allocation

| | |
|---|---|
| Ivy Limited-Term Bond Fund, Class N | 31.1% |
| Ivy Securian Core Bond, Class N | 18.9% |
| Ivy Government Securities Fund, Class N | 14.1% |
| Ivy International Core Equity Fund, Class N | 4.3% |
| Ivy ProShares S&P 500 Bond Index Fund, Class N | 4.0% |
| Ivy Value Fund, Class N | 3.9% |
| Ivy Large Cap Growth Fund, Class N | 3.5% |
| Ivy ProShares MSCI ACWI Index Fund, Class N | 3.4% |
| Ivy Global Bond Fund, Class N | 3.2% |
| Ivy Core Equity Fund, Class N | 2.5% |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N | 2.5% |
| Ivy Corporate Bond, Class N | 2.3% |
| Ivy High Income Fund, Class N | 1.8% |
| Ivy Mid Cap Income Opportunities Fund, Class N | 1.0% |
| Ivy Mid Cap Growth Fund, Class N | 1.0% |
| Ivy Emerging Markets Equity Fund, Class N | 0.9% |
| Ivy LaSalle Global Real Estate Fund, Class N | 0.5% |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N | 0.5% |
| Ivy Small Cap Core Fund, Class N | 0.3% |
| Ivy Small Cap Growth Fund, Class N | 0.3% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 0.0% |

## InvestEd Fixed Income Portfolio – Asset Allocation

| | |
|---|---|
| Ivy Limited-Term Bond Fund, Class N | 57.4% |
| Ivy Government Money Market Fund, Class N | 17.6% |
| Ivy Government Securities Fund, Class N | 9.9% |
| Ivy Securian Core Bond, Class N | 7.5% |
| Ivy Global Bond Fund, Class N | 4.5% |
| Ivy ProShares S&P 500 Bond Index Fund, Class N | 2.0% |
| Ivy Corporate Bond, Class N | 1.0% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 0.1% |

*The percentages of investments in the underlying funds may not currently be within the target allocation ranges disclosed in the Portfolios' prospectus due to market movements; these percentages are expected to change over time, and deviation from the target allocation ranges due to market movements is permitted by the prospectus.*

*+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

SCHEDULE OF INVESTMENTS INVESTED PORTFOLIOS *(in thousands)*

JUNE 30, 2018 (UNAUDITED)

## InvestEd Aggressive Portfolio

| AFFILIATED MUTUAL FUNDS | Shares | Value |
|---|---|---|
| Ivy Core Equity Fund, Class N | 77 | $ 1,321 |
| Ivy Corporate Bond, Class N | 17 | 102 |
| Ivy Emerging Markets Equity Fund, Class N | 63 | 1,235 |
| Ivy Global Bond Fund, Class N | 11 | 102 |
| Ivy Government Securities Fund, Class N | 98 | 515 |
| Ivy High Income Fund, Class N | 14 | 103 |
| Ivy International Core Equity Fund, Class N | 203 | 4,029 |
| Ivy Large Cap Growth Fund, Class N | 89 | 2,251 |
| Ivy LaSalle Global Real Estate Fund, Class N | 59 | 634 |
| Ivy Limited-Term Bond Fund, Class N | 39 | 410 |
| Ivy Mid Cap Growth Fund, Class N (A) | 37 | 1,028 |
| Ivy Mid Cap Income Opportunities Fund, Class N | 74 | 1,036 |
| Ivy ProShares MSCI ACWI Index Fund, Class N | 159 | 1,804 |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N | 40 | 421 |
| Ivy ProShares S&P 500 Bond Index Fund, Class N | 16 | 154 |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N | 137 | 1,529 |
| Ivy Securian Core Bond, Class N | 64 | 670 |
| Ivy Small Cap Core Fund, Class N | 5 | 104 |
| Ivy Small Cap Growth Fund, Class N | 16 | 416 |
| Ivy Value Fund, Class N | 96 | 2,295 |
| TOTAL AFFILIATED MUTUAL FUNDS – 99.8% | | $ 20,159 |
| (Cost: $19,724) | | |

| SHORT-TERM SECURITIES | Principal | |
|---|---|---|
| Master Note – 0.2% | | |
| Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.240%, 7-6-18 (B) | $ 50 | 50 |
| TOTAL SHORT-TERM SECURITIES – 0.2% | | $ 50 |
| (Cost: $50) | | |
| TOTAL INVESTMENT SECURITIES – 100.0% | | $20,209 |
| (Cost: $19,774) | | |
| CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.0% | | 3 |
| NET ASSETS – 100.0% | | $ 20,212 |

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| Assets | | | |
| Investments in Securities | | | |
| Affiliated Mutual Funds | $20,159 | $ — | $— |
| Short-Term Securities | — | 50 | — |
| Total | $20,159 | $50 | $— |

During the period ended June 30, 2018, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

LIBOR = London Interbank Offered Rate

## InvestEd Growth Portfolio

| AFFILIATED MUTUAL FUNDS | Shares | Value |
|---|---|---|
| Ivy Core Equity Fund, Class N | 424 | $ 7,295 |
| Ivy Corporate Bond, Class N | 223 | 1,336 |
| Ivy Emerging Markets Equity Fund, Class N | 315 | 6,193 |
| Ivy Global Bond Fund, Class N | 314 | 3,002 |
| Ivy Government Securities Fund, Class N | 1,403 | 7,396 |
| Ivy High Income Fund, Class N | 225 | 1,676 |
| Ivy International Core Equity Fund, Class N | 1,064 | 21,144 |
| Ivy Large Cap Growth Fund, Class N | 500 | 12,687 |
| Ivy LaSalle Global Real Estate Fund, Class N | 256 | 2,756 |
| Ivy Limited-Term Bond Fund, Class N | 757 | 8,028 |
| Ivy Mid Cap Growth Fund, Class N (A) | 170 | 4,697 |
| Ivy Mid Cap Income Opportunities Fund, Class N | 338 | 4,733 |
| Ivy ProShares MSCI ACWI Index Fund, Class N | 978 | 11,115 |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N | 258 | 2,746 |
| Ivy ProShares S&P 500 Bond Index Fund, Class N | 209 | 2,004 |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N | 775 | 8,644 |
| Ivy Securian Core Bond, Class N | 963 | 10,082 |
| Ivy Small Cap Core Fund, Class N | 30 | 681 |
| Ivy Small Cap Growth Fund, Class N | 103 | 2,714 |
| Ivy Value Fund, Class N | 546 | 13,014 |
| TOTAL AFFILIATED MUTUAL FUNDS – 100.0% | | $ 131,943 |
| (Cost: $129,521) | | |

| SHORT-TERM SECURITIES | Principal | |
|---|---|---|
| Master Note – 0.2% | | |
| Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.240%, 7-6-18 (B) | $ 282 | 282 |
| TOTAL SHORT-TERM SECURITIES – 0.2% | | $ 282 |
| (Cost: $282) | | |
| TOTAL INVESTMENT SECURITIES – 100.2% | | $132,225 |
| (Cost: $129,803) | | |
| LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.2)% | | (206) |
| NET ASSETS – 100.0% | | $ 132,019 |

SCHEDULE OF INVESTMENTS INVESTED PORTFOLIOS *(in thousands)*

JUNE 30, 2018 (UNAUDITED)

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| Assets | | | |
| Investments in Securities | | | |
| Affiliated Mutual Funds | $131,943 | $ — | $— |
| Short-Term Securities | — | 282 | — |
| Total | $131,943 | $282 | $— |

During the period ended June 30, 2018, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

LIBOR = London Interbank Offered Rate

## InvestEd Balanced Portfolio

| AFFILIATED MUTUAL FUNDS | Shares | Value |
|---|---|---|
| Ivy Core Equity Fund, Class N | 213 | $ 3,665 |
| Ivy Corporate Bond, Class N | 205 | 1,231 |
| Ivy Emerging Markets Equity Fund, Class N | 155 | 3,044 |
| Ivy Global Bond Fund, Class N | 321 | 3,073 |
| Ivy Government Securities Fund, Class N | 1,410 | 7,433 |
| Ivy High Income Fund, Class N | 193 | 1,441 |
| Ivy International Core Equity Fund, Class N | 495 | 9,840 |
| Ivy Large Cap Growth Fund, Class N | 243 | 6,150 |
| Ivy LaSalle Global Real Estate Fund, Class N | 118 | 1,269 |
| Ivy Limited-Term Bond Fund, Class N | 697 | 7,396 |
| Ivy Mid Cap Growth Fund, Class N (A) | 89 | 2,472 |
| Ivy Mid Cap Income Opportunities Fund, Class N | 178 | 2,491 |
| Ivy ProShares MSCI ACWI Index Fund, Class N | 530 | 6,023 |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N | 119 | 1,265 |
| Ivy ProShares S&P 500 Bond Index Fund, Class N | 214 | 2,052 |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N | 366 | 4,083 |
| Ivy Securian Core Bond, Class N | 986 | 10,320 |
| Ivy Small Cap Core Fund, Class N | 19 | 418 |
| Ivy Small Cap Growth Fund, Class N | 48 | 1,250 |
| Ivy Value Fund, Class N | 268 | 6,395 |
| TOTAL AFFILIATED MUTUAL FUNDS – 100.0% | | $ 81,311 |
| (Cost: $80,615) | | |

| SHORT-TERM SECURITIES | Principal | |
|---|---|---|
| Master Note – 0.7% | | |
| Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.240%, 7-6-18 (B) | $ 544 | 544 |
| TOTAL SHORT-TERM SECURITIES – 0.7% | | $ 544 |
| (Cost: $544) | | |
| TOTAL INVESTMENT SECURITIES – 100.7% | | $81,855 |
| (Cost: $81,159) | | |
| LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.7)% | | (562) |
| NET ASSETS – 100.0% | | $81,293 |

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| Assets | | | |
| Investments in Securities | | | |
| Affiliated Mutual Funds | $81,311 | $ — | $— |
| Short-Term Securities | — | 544 | — |
| Total | $81,311 | $544 | $— |

During the period ended June 30, 2018, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

LIBOR = London Interbank Offered Rate

SCHEDULE OF INVESTMENTS INVESTED PORTFOLIOS *(in thousands)*

JUNE 30, 2018 (UNAUDITED)

## InvestEd Conservative Portfolio

| AFFILIATED MUTUAL FUNDS | Shares | Value |
|---|---|---|
| Ivy Core Equity Fund, Class N | 170 | $ 2,923 |
| Ivy Corporate Bond, Class N | 316 | 1,893 |
| Ivy Emerging Markets Equity Fund, Class N | 79 | 1,560 |
| Ivy Global Bond Fund, Class N | 439 | 4,201 |
| Ivy Government Securities Fund, Class N | 2,169 | 11,433 |
| Ivy High Income Fund, Class N | 283 | 2,111 |
| Ivy International Core Equity Fund, Class N | 305 | 6,053 |
| Ivy Large Cap Growth Fund, Class N | 199 | 5,045 |
| Ivy LaSalle Global Real Estate Fund, Class N | 61 | 651 |
| Ivy Limited-Term Bond Fund, Class N | 1,112 | 11,798 |
| Ivy Mid Cap Growth Fund, Class N (A) | 61 | 1,690 |
| Ivy Mid Cap Income Opportunities Fund, Class N | 122 | 1,703 |
| Ivy ProShares MSCI ACWI Index Fund, Class N | 344 | 3,912 |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N | 61 | 649 |
| Ivy ProShares S&P 500 Bond Index Fund, Class N | 351 | 3,366 |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N | 300 | 3,350 |
| Ivy Securian Core Bond, Class N | 1,516 | 15,874 |
| Ivy Small Cap Core Fund, Class N | 10 | 214 |
| Ivy Small Cap Growth Fund, Class N | 16 | 427 |
| Ivy Value Fund, Class N | 206 | 4,918 |
| TOTAL AFFILIATED MUTUAL FUNDS – 100.0% | | $ 83,771 |
| (Cost: $84,043) | | |

| SHORT-TERM SECURITIES | Principal | |
|---|---|---|
| Master Note – 0.2% | | |
| Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.240%, 7-6-18 (B) | $ 204 | 204 |
| TOTAL SHORT-TERM SECURITIES – 0.2% | | $ 204 |
| (Cost: $204) | | |
| TOTAL INVESTMENT SECURITIES – 100.2% | | $83,975 |
| (Cost: $84,247) | | |
| LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.2)% | | (169) |
| NET ASSETS – 100.0% | | $83,806 |

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| Assets | | | |
| Investments in Securities | | | |
| Affiliated Mutual Funds | $83,771 | $ — | $— |
| Short-Term Securities | — | 204 | — |
| Total | $83,771 | $204 | $— |

During the period ended June 30, 2018, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

LIBOR = London Interbank Offered Rate

## InvestEd Income Portfolio

| AFFILIATED MUTUAL FUNDS | Shares | Value |
|---|---|---|
| Ivy Core Equity Fund, Class N | 144 | $ 2,482 |
| Ivy Corporate Bond, Class N | 375 | 2,251 |
| Ivy Emerging Markets Equity Fund, Class N | 47 | 927 |
| Ivy Global Bond Fund, Class N | 339 | 3,246 |
| Ivy Government Securities Fund, Class N | 2,674 | 14,094 |
| Ivy High Income Fund, Class N | 236 | 1,757 |
| Ivy International Core Equity Fund, Class N | 217 | 4,317 |
| Ivy Large Cap Growth Fund, Class N | 138 | 3,498 |
| Ivy LaSalle Global Real Estate Fund, Class N | 48 | 516 |
| Ivy Limited-Term Bond Fund, Class N | 2,927 | 31,052 |
| Ivy Mid Cap Growth Fund, Class N (A) | 36 | 1,004 |
| Ivy Mid Cap Income Opportunities Fund, Class N | 72 | 1,012 |
| Ivy ProShares MSCI ACWI Index Fund, Class N | 301 | 3,426 |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N | 48 | 514 |
| Ivy ProShares S&P 500 Bond Index Fund, Class N | 417 | 4,001 |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N | 223 | 2,488 |
| Ivy Securian Core Bond, Class N | 1,802 | 18,870 |
| Ivy Small Cap Core Fund, Class N | 11 | 255 |
| Ivy Small Cap Growth Fund, Class N | 10 | 254 |
| Ivy Value Fund, Class N | 163 | 3,897 |
| TOTAL AFFILIATED MUTUAL FUNDS – 100.0% | | $ 99,861 |
| (Cost: $100,928) | | |

| SHORT-TERM SECURITIES | Principal | |
|---|---|---|
| Master Note – 0.3% | | |
| Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.240%, 7-6-18 (B) | $ 263 | 263 |
| TOTAL SHORT-TERM SECURITIES – 0.3% | | $ 263 |
| (Cost: $263) | | |
| TOTAL INVESTMENT SECURITIES – 100.3% | | $100,124 |
| (Cost: $101,191) | | |
| LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.3)% | | (296) |
| NET ASSETS – 100.0% | | $ 99,828 |

SCHEDULE OF INVESTMENTS INVESTED PORTFOLIOS *(in thousands)*

JUNE 30, 2018 (UNAUDITED)

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| Assets | | | |
| Investments in Securities | | | |
| Affiliated Mutual Funds | $99,861 | $ — | $— |
| Short-Term Securities | — | 263 | — |
| Total | $99,861 | $263 | $— |

During the period ended June 30, 2018, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

LIBOR = London Interbank Offered Rate

## InvestEd Fixed Income Portfolio

| AFFILIATED MUTUAL FUNDS | Shares | Value |
|---|---|---|
| Ivy Corporate Bond, Class N | 78 | $ 466 |
| Ivy Global Bond Fund, Class N | 221 | 2,114 |
| Ivy Government Money Market Fund, Class N | 8,293 | 8,293 |
| Ivy Government Securities Fund, Class N | 891 | 4,697 |
| Ivy Limited-Term Bond Fund, Class N | 2,557 | 27,133 |
| Ivy ProShares S&P 500 Bond Index Fund, Class N | 97 | 930 |
| Ivy Securian Core Bond, Class N | 338 | 3,542 |
| TOTAL AFFILIATED MUTUAL FUNDS – 99.9% | | $ 47,175 |
| (Cost: $48,063) | | |

| SHORT-TERM SECURITIES | Principal | |
|---|---|---|
| Master Note – 0.8% | | |
| Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.240%, 7-6-18 (A) | $ 374 | 374 |
| TOTAL SHORT-TERM SECURITIES – 0.8% | | $ 374 |
| (Cost: $374) | | |
| TOTAL INVESTMENT SECURITIES – 100.7% | | $47,549 |
| (Cost: $48,437) | | |
| LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.7)% | | (314) |
| NET ASSETS – 100.0% | | $47,235 |

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| Assets | | | |
| Investments in Securities | | | |
| Affiliated Mutual Funds | $47,175 | $ — | $— |
| Short-Term Securities | — | 374 | — |
| Total | $47,175 | $374 | $— |

During the period ended June 30, 2018, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

LIBOR = London Interbank Offered Rate

See accompanying Notes to Financial Statements.

# STATEMENTS OF ASSETS AND LIABILITIES

AS OF JUNE 30, 2018 (UNAUDITED)

| (In thousands, except per share amounts) | InvestEd Aggressive Portfolio | InvestEd Growth Portfolio | InvestEd Balanced Portfolio | InvestEd Conservative Portfolio | InvestEd Income Portfolio | InvestEd Fixed Income Portfolio |
|---|---|---|---|---|---|---|
| **ASSETS** | | | | | | |
| Investments in unaffiliated securities at value+ | $ 50 | $ 282 | $ 544 | $ 204 | $ 263 | $ 374 |
| Investments in affiliated mutual funds at market value+ | 20,159 | 131,943 | 81,311 | 83,771 | 99,861 | 47,175 |
| Investments at Market Value | 20,209 | 132,225 | 81,855 | 83,975 | 100,124 | 47,549 |
| Cash | 1 | 1 | 1 | 2 | 1 | 1 |
| Dividends and interest receivable | —* | 9 | 9 | 13 | 19 | 11 |
| Capital shares sold receivable | 40 | 19 | 8 | 10 | 56 | 3 |
| Receivable from affiliates | —* | 2 | 2 | 1 | 1 | 1 |
| Total Assets | 20,250 | 132,256 | 81,875 | 84,001 | 100,201 | 47,565 |
| **LIABILITIES** | | | | | | |
| Investment securities purchased payable | 38 | 119 | 386 | 4 | 183 | 136 |
| Capital shares redeemed payable | — | 118 | 196 | 191 | 189 | 193 |
| Distribution and service fees payable | —* | — | — | — | 1 | 1 |
| Total Liabilities | 38 | 237 | 582 | 195 | 373 | 330 |
| Total Net Assets | $ 20,212 | $ 132,019 | $81,293 | $83,806 | $ 99,828 | $47,235 |
| **NET ASSETS** | | | | | | |
| Capital paid in (shares authorized – unlimited) | $ 19,204 | $ 111,996 | $67,679 | $ 83,612 | $ 98,584 | $ 47,485 |
| Undistributed net investment income | 186 | 1,734 | 1,741 | 2,266 | 1,614 | 688 |
| Accumulated net realized gain (loss) | 387 | 15,867 | 11,177 | (1,800) | 697 | (50) |
| Net unrealized appreciation (depreciation) | 435 | 2,422 | 696 | (272) | (1,067) | (888) |
| Total Net Assets | $ 20,212 | $ 132,019 | $81,293 | $83,806 | $ 99,828 | $47,235 |
| CAPITAL SHARES OUTSTANDING | 1,899 | 10,397 | 6,952 | 7,846 | 9,862 | 4,755 |
| NET ASSET VALUE PER SHARE | $ 10.64 | $ 12.70 | $ 11.69 | $ 10.68 | $ 10.12 | $ 9.93 |
| **+COST** | | | | | | |
| Investments in unaffiliated securities at cost | $ 50 | $ 282 | $ 544 | $ 204 | $ 263 | $ 374 |
| Investments in affiliated mutual funds at cost | 19,724 | 129,521 | 80,615 | 84,043 | 100,928 | 48,063 |

*Not shown due to rounding.*

See Accompanying Notes to Financial Statements.

# STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2018 (UNAUDITED)

| (In thousands) | InvestEd Aggressive Portfolio | InvestEd Growth Portfolio | InvestEd Balanced Portfolio | InvestEd Conservative Portfolio | InvestEd Income Portfolio | InvestEd Fixed Income Portfolio |
|---|---|---|---|---|---|---|
| **INVESTMENT INCOME** | | | | | | |
| Dividends from affiliated mutual funds | $ 74 | $ 714 | $ 564 | $ 766 | $ 1,001 | $ 467 |
| Interest and amortization from unaffiliated securities | 1 | 2 | 2 | 2 | 2 | 4 |
| Total Investment Income | 75 | 716 | 566 | 768 | 1,003 | 471 |
| **EXPENSES** | | | | | | |
| Distribution and service fees | 24 | 168 | 102 | 106 | 122 | 55 |
| Net Investment Income | 51 | 548 | 464 | 662 | 881 | 416 |
| **REALIZED AND UNREALIZED GAIN (LOSS)** | | | | | | |
| Net realized gain (loss) on: | | | | | | |
| Investments in affiliated mutual funds | 54 | 676 | 328 | 282 | 171 | (13) |
| Net change in unrealized appreciation (depreciation) on: | | | | | | |
| Investments in affiliated mutual funds | 44 | (181) | (479) | (954) | (1,438) | (675) |
| Net Realized and Unrealized Gain (Loss) | 98 | 495 | (151) | (672) | (1,267) | (688) |
| Net Increase (Decrease) in Net Assets Resulting from Operations | $149 | $1,043 | $ 313 | $ (10) | $ (386) | $(272) |

See Accompanying Notes to Financial Statements.

| (In thousands) | InvestEd Aggressive Portfolio | | InvestEd Growth Portfolio | | InvestEd Balanced Portfolio | |
|---|---|---|---|---|---|---|
| | Six months ended 6-30-18 (Unaudited) | Period from 9/18/2017[1] to 12/31/2017 | Six months ended 6-30-18 (Unaudited) | Year ended 12-31-17 | Six months ended 6-30-18 (Unaudited) | Year ended 12-31-17 |
| **INCREASE (DECREASE) IN NET ASSETS** | | | | | | |
| Operations: | | | | | | |
| Net investment income | $ 51 | $ 126 | $ 548 | $ 1,188 | $ 464 | $ 1,278 |
| Net realized gain on investments | 54 | 333 | 676 | 15,227 | 328 | 10,877 |
| Net change in unrealized appreciation (depreciation) | 44 | 391 | (181) | 11,467 | (479) | 11,247 |
| Net Increase in Net Assets Resulting from Operations | 149 | 850 | 1,043 | 27,882 | 313 | 23,402 |
| Distributions to Shareholders From: | | | | | | |
| Net investment income | — | — | — | (56) | — | (859) |
| Net realized gains | — | — | — | (5,656) | — | (4,983) |
| Total Distributions to Shareholders | — | — | — | (5,712) | — | (5,842) |
| Capital Share Transactions | 2,594 | 16,619 | (6,184) | (21,120) | (1,093) | (101,466) |
| Net Increase (Decrease) in Net Assets | 2,743 | 17,469 | (5,141) | 1,050 | (780) | (83,906) |
| Net Assets, Beginning of Period | 17,469 | — | 137,160 | 136,110 | 82,073 | 165,979 |
| Net Assets, End of Period | $20,212 | $17,469 | $132,019 | $137,160 | $81,293 | $ 82,073 |
| Undistributed net investment income | $ 186 | $ 135 | $ 1,734 | $ 1,186 | $ 1,741 | $ 1,277 |

| (In thousands) | InvestEd Conservative Portfolio | | InvestEd Income Portfolio | | InvestEd Fixed Income Portfolio | |
|---|---|---|---|---|---|---|
| | Six months ended 6-30-18 (Unaudited) | Year ended 12-31-17 | Six months ended 6-30-18 (Unaudited) | Period from 9/18/2017[1] to 12/31/2017 | Six months ended 6-30-18 (Unaudited) | Period from 9/18/2017[1] to 12/31/2017 |
| **INCREASE (DECREASE) IN NET ASSETS** | | | | | | |
| Operations: | | | | | | |
| Net investment income | $ 662 | $ 1,606 | $ 881 | $ 675 | $ 416 | $ 246 |
| Net realized gain (loss) on investments | 282 | (2,038) | 171 | 526 | (13) | (37) |
| Net change in unrealized appreciation (depreciation) | (954) | 9,874 | (1,438) | 371 | (675) | (213) |
| Net Increase (Decrease) in Net Assets Resulting from Operations | (10) | 9,442 | (386) | 1,572 | (272) | (4) |
| Distributions to Shareholders From: | | | | | | |
| Net investment income | — | (1,106) | — | — | — | — |
| Net realized gains | — | (1,874) | — | — | — | — |
| Total Distributions to Shareholders | — | (2,980) | — | — | — | — |
| Capital Share Transactions | (3,993) | (32,682) | 3,691 | 94,951 | 3,233 | 44,278 |
| Net Increase (Decrease) in Net Assets | (4,003) | (26,220) | 3,305 | 96,523 | 2,961 | 44,274 |
| Net Assets, Beginning of Period | 87,809 | 114,029 | 96,523 | — | 44,274 | — |
| Net Assets, End of Period | $83,806 | $ 87,809 | $99,828 | $96,523 | $47,235 | $44,274 |
| Undistributed net investment income | $ 2,266 | $ 1,604 | $ 1,614 | $ 733 | $ 688 | $ 272 |

(1)Commencement of operations.

See Accompanying Notes to Financial Statements.

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FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **InvestEd Aggressive Portfolio** | | | | | | | |
| Six-month period ended | | | | | | | |
| 6-30-2018 (unaudited) | $10.54 | $0.03 | $ 0.07 | $ 0.10 | $ — | $ — | $ — |
| Year ended 12-31-2017[3] | 10.00 | 0.08 | 0.46 | 0.54 | — | — | — |
| | | | | | | | |
| **InvestEd Growth Portfolio** | | | | | | | |
| Six-month period ended | | | | | | | |
| 6-30-2018 (unaudited) | 12.61 | 0.05 | 0.04 | 0.09 | — | — | — |
| Year ended 12-31-2017 | 10.80 | 0.10 | 2.26 | 2.36 | (0.01) | (0.54) | (0.55) |
| Year ended 12-31-2016 | 11.71 | 0.00* | 0.25 | 0.25 | (0.03) | (1.13) | (1.16) |
| Year ended 12-31-2015 | 13.13 | 0.03 | 0.11 | 0.14 | (0.05) | (1.51) | (1.56) |
| Year ended 12-31-2014 | 14.27 | 0.06 | 0.70 | 0.76 | (0.14) | (1.76) | (1.90) |
| Year ended 12-31-2013 | 11.53 | 0.13 | 2.98 | 3.11 | — | (0.37) | (0.37) |
| | | | | | | | |
| **InvestEd Balanced Portfolio** | | | | | | | |
| Six-month period ended | | | | | | | |
| 6-30-2018 (unaudited) | 11.65 | 0.07 | (0.03) | 0.04 | — | — | — |
| Year ended 12-31-2017 | 10.76 | 0.10 | 1.68 | 1.78 | (0.13) | (0.76) | (0.89) |
| Year ended 12-31-2016 | 11.44 | 0.06 | 0.20 | 0.26 | (0.10) | (0.84) | (0.94) |
| Year ended 12-31-2015 | 12.38 | 0.11 | (0.03) | 0.08 | (0.15) | (0.87) | (1.02) |
| Year ended 12-31-2014 | 13.12 | 0.17 | 0.41 | 0.58 | (0.21) | (1.11) | (1.32) |
| Year ended 12-31-2013 | 11.24 | 0.22 | 1.92 | 2.14 | — | (0.26) | (0.26) |
| | | | | | | | |
| **InvestEd Conservative Portfolio** | | | | | | | |
| Six-month period ended | | | | | | | |
| 6-30-2018 (unaudited) | 10.68 | 0.08 | (0.08) | 0.00* | — | — | — |
| Year ended 12-31-2017 | 10.16 | 0.15 | 0.75 | 0.90 | (0.14) | (0.24) | (0.38) |
| Year ended 12-31-2016 | 10.39 | 0.11 | 0.23 | 0.34 | (0.13) | (0.44) | (0.57) |
| Year ended 12-31-2015 | 11.46 | 0.16 | (0.31) | (0.15) | (0.21) | (0.71) | (0.92) |
| Year ended 12-31-2014 | 12.10 | 0.24 | 0.18 | 0.42 | (0.29) | (0.77) | (1.06) |
| Year ended 12-31-2013 | 10.90 | 0.31 | 1.06 | 1.37 | — | (0.17) | (0.17) |
| | | | | | | | |
| **InvestEd Income Portfolio** | | | | | | | |
| Six-month period ended | | | | | | | |
| 6-30-2018 (unaudited) | 10.16 | 0.09 | (0.13) | (0.04) | — | — | — |
| Year ended 12-31-2017[3] | 10.00 | 0.07 | 0.09 | 0.16 | — | — | — |
| | | | | | | | |
| **InvestEd Fixed Income Portfolio** | | | | | | | |
| Six-month period ended | | | | | | | |
| 6-30-2018 (unaudited) | 10.00 | 0.09 | (0.16) | (0.07) | — | — | — |
| Year ended 12-31-2017[3] | 10.00 | 0.06 | (0.06) | 0.00* | — | — | — |

\* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) For the period from September 18, 2017 (commencement of operations of the Portfolio) through December 31, 2017.

(4) Annualized.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets | Ratio of Net Investment Income to Average Net Assets | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|
| **InvestEd Aggressive Portfolio** | | | | | | |
| Six-month period ended | | | | | | |
| 6-30-2018 (unaudited) | $10.64 | 0.95% | $ 20 | 0.25%[4] | 0.54%[4] | 4% |
| Year ended 12-31-2017[3] | 10.54 | 5.40 | 17 | 0.25[4] | 2.71[3] | 17 |
| | | | | | | |
| **InvestEd Growth Portfolio** | | | | | | |
| Six-month period ended | | | | | | |
| 6-30-2018 (unaudited) | 12.70 | 0.71 | 132 | 0.25[4] | 0.81[4] | 6 |
| Year ended 12-31-2017 | 12.61 | 21.84 | 137 | 0.25 | 0.84 | 116 |
| Year ended 12-31-2016 | 10.80 | 2.01 | 136 | 0.25 | 0.04 | 24 |
| Year ended 12-31-2015 | 11.71 | 1.16 | 142 | 0.25 | 0.22 | 17 |
| Year ended 12-31-2014 | 13.13 | 5.70 | 144 | 0.25 | 0.41 | 29 |
| Year ended 12-31-2013 | 14.27 | 27.05 | 141 | 0.25 | 1.04 | 37 |
| | | | | | | |
| **InvestEd Balanced Portfolio** | | | | | | |
| Six-month period ended | | | | | | |
| 6-30-2018 (unaudited) | 11.69 | 0.34 | 81 | 0.25[4] | 1.14[4] | 9 |
| Year ended 12-31-2017 | 11.65 | 16.60 | 82 | 0.25 | 0.86 | 73 |
| Year ended 12-31-2016 | 10.76 | 2.17 | 166 | 0.25 | 0.53 | 25 |
| Year ended 12-31-2015 | 11.44 | 0.72 | 162 | 0.25 | 0.84 | 15 |
| Year ended 12-31-2014 | 12.38 | 4.72 | 162 | 0.25 | 1.27 | 20 |
| Year ended 12-31-2013 | 13.12 | 19.11 | 152 | 0.25 | 1.84 | 42 |
| | | | | | | |
| **InvestEd Conservative Portfolio** | | | | | | |
| Six-month period ended | | | | | | |
| 6-30-2018 (unaudited) | 10.68 | 0.00 | 84 | 0.25[4] | 1.56[4] | 8 |
| Year ended 12-31-2017 | 10.68 | 8.82 | 88 | 0.25 | 1.45 | 110 |
| Year ended 12-31-2016 | 10.16 | 3.23 | 114 | 0.25 | 1.03 | 64 |
| Year ended 12-31-2015 | 10.39 | -1.29 | 103 | 0.25 | 1.41 | 34 |
| Year ended 12-31-2014 | 11.46 | 3.66 | 99 | 0.25 | 1.97 | 30 |
| Year ended 12-31-2013 | 12.10 | 12.56 | 91 | 0.25 | 2.72 | 42 |
| | | | | | | |
| **InvestEd Income Portfolio** | | | | | | |
| Six-month period ended | | | | | | |
| 6-30-2018 (unaudited) | 10.12 | -0.39 | 100 | 0.25[4] | 1.80[4] | 5 |
| Year ended 12-31-2017[3] | 10.16 | 1.60 | 97 | 0.25[4] | 2.40[4] | 19 |
| | | | | | | |
| **InvestEd Fixed Income Portfolio** | | | | | | |
| Six-month period ended | | | | | | |
| 6-30-2018 (unaudited) | 9.93 | -0.70 | 47 | 0.25[4] | 1.88[4] | 22 |
| Year ended 12-31-2017[3] | 10.00 | 0.00 | 44 | 0.25[4] | 1.96[4] | 23 |

See Accompanying Notes to Financial Statements.

## 1. ORGANIZATION

The Ivy InvestEd 529 Plan ("InvestEd Plan") was established under the Arizona Family College Savings Program (the "Program"). InvestEd Portfolios, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940 as an open-end management investment company. The Program was established by the State of Arizona as a qualified state tuition program in accordance with Section 529 of the Internal Revenue Code. InvestEd Plan is offered to Arizona residents and nationally. InvestEd Plan accounts are held in the name and for the benefit of the Arizona Commission for Post-Secondary Education in its capacity as Trustee of the Family College Savings Program Trust Fund ("Trust Fund"). An investment in the Program constitutes a purchase of an interest in the Trust Fund, a municipal fund security. The Trust Fund invests in the Trust and other investment options. InvestEd Aggressive Portfolio, InvestEd Growth Portfolio, InvestEd Balanced Portfolio, InvestEd Conservative Portfolio, InvestEd Income Portfolio and InvestEd Fixed Income Portfolio (each, a "Portfolio") are series of the Trust. The assets belonging to each Portfolio are held separately by the transfer agent for the underlying funds and the custodian. The capital shares of each Portfolio represent a pro rata beneficial interest in the principal, net income and realized and unrealized capital gains or losses of its respective investments and other assets.

Accounts opened through the InvestEd Plan are not insured by the State of Arizona, the Trust Fund, the Arizona Commission for Post Secondary Education, or any other governmental entity, Waddell & Reed, Inc. ("W&R"), or any affiliated or related party and neither the principal invested nor the investment return is guaranteed by any of the above referenced parties. InvestEd Plan accounts are subject to the Federal tax laws and the laws, rules and regulations governing the Program. Any changes in such laws, rules or regulations may affect participation in, and the benefits of, the InvestEd Plan. The InvestEd Plan may be modified to comply with such changes.

## 2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Portfolio.

**Security Transactions and Related Investment Income.** Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

**Income Taxes.** It is the policy of each Portfolio to distribute all of its taxable income and capital gains to its shareholders and to otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Portfolio intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. The Portfolios file income tax returns in U.S. federal and applicable state jurisdictions. The Portfolios' tax returns are subject to examination by the relevant taxing authority until expiration of the applicable statute of limitations, which is generally three years after the filing of the tax returns. Management of the Trust periodically reviews all tax positions to assess whether it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of the date of these financial statements, management believes that no liability for unrecognized tax positions is required.

**Dividends and Distributions to Shareholders.** Dividends and distributions to shareholders are recorded by each Portfolio on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceed net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a return of capital for tax purposes.

**Concentration of Market and Credit Risk.** Because the Portfolio invests substantially all of its assets in Ivy Funds mutual funds ("Underlying Funds"), the risks associated with investing in the Portfolios are closely related to the risks associated with the securities and other investments held by the Underlying Funds.

In the normal course of business, the Underlying Funds may invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Underlying Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Underlying Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Underlying Funds may be exposed to counterparty credit risk, or the risk that an entity with which the Underlying Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. The Underlying Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Underlying Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties.

Certain Underlying Funds may hold high-yield or non-investment-grade bonds, that may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Underlying Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Underlying Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument.

If an Underlying Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Underlying Funds, or, in the case of hedging positions, that the Underlying Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

**Indemnification.** The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

**Basis of Preparation.** Each Portfolio is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

**Subsequent Events**. Management has performed a review for subsequent events through the date this report was issued.

## 3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Investments in affiliated mutual funds within the Ivy Funds family are valued at their Net Asset Value ("NAV") as reported by the Underlying Funds. Short-term debt securities are valued at amortized cost, which approximates value.

Fair value is defined as the price that each Portfolio would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.

Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at its direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Portfolios' major classes of assets and liabilities measured at fair value on a recurring basis follows:

**Equity Securities.** Investments in registered open-end investment management companies will be valued based upon the NAV of such investments and are categorized as Level 1 of the fair value hierarchy.

**Short-term Investments.** Short-term investments having a maturity of 60 days or less are valued based on quotes that are obtained from an independent pricing service authorized by the Board. These investments are categorized as Level 2 of the fair value hierarchy.

There were no level 3 securities owned during the period ended June 30, 2018. There were no transfers between any levels during the period ended June 30, 2018.

## 4. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands)

Under a Distribution and Service Plan for each Portfolio's shares adopted by the Trust pursuant to Rule 12b–1 under the Investment Company Act of 1940, each Portfolio pays a distribution and/or service fee to W&R in an amount not to exceed 0.25% of each Portfolio's average annual net assets. The fee is paid to compensate W&R for amounts it expends in connection with the distribution of the shares and/or provision of personal services to Portfolio shareholders and/or maintenance of shareholder accounts. All other Portfolio expenses are borne by Waddell & Reed Investment Management Company ("WRIMCO"), a wholly owned subsidiary of W&R.

Ivy Investment Management Company ("IICO") serves as each Portfolio's investment advisor. The Portfolios pay no management fees; however, IICO receives management fees from the underlying Ivy Funds. Each Portfolio pays advisory fees to IICO indirectly, as shareholders in the Underlying Funds. Likewise, each Portfolio indirectly pays other expenses related to the daily operations of the Underlying Funds.

As principal underwriter for each Portfolio's shares, W&R receives sales commissions (which are not an expense of the Portfolios) for each Portfolio's shares. A contingent deferred sales charge ("CDSC") may be assessed against a shareholder's redemption amount and paid to W&R. During the period ended June 30, 2018, W&R received the following amounts in sales commissions and CDSCs:

| | Gross Sales Commissions | CDSC | Commissions Paid[1] |
|---|---|---|---|
| InvestEd Aggressive Portfolio | $32 | $—* | $22 |
| InvestEd Growth Portfolio | 63 | —* | 45 |
| InvestEd Balanced Portfolio | 30 | —* | 24 |
| InvestEd Conservative Portfolio | 31 | —* | 21 |
| InvestEd Income Portfolio | 29 | —* | 18 |
| InvestEd Fixed Income Portfolio | 9 | —* | 5 |

*Not Shown Due to Rounding

(1)W&R reallowed/paid this portion of the sales charge to financial advisors and selling broker dealers.

## 5. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

For the period ended June 30, 2018, the cost of purchases and the proceeds from maturities and sales of investments securities, other than U.S. Government and short-term securities, were as follows:

| | Purchases | Sales |
|---|---|---|
| InvestEd Aggressive Portfolio | $ 3,657 | $ 761 |
| InvestEd Growth Portfolio | 8,381 | 13,772 |
| InvestEd Balanced Portfolio | 7,231 | 7,535 |
| InvestEd Conservative Portfolio | 6,932 | 9,974 |
| InvestEd Income Portfolio | 10,085 | 5,171 |
| InvestEd Fixed Income Portfolio | 13,461 | 9,597 |

## 6. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of no par value shares of beneficial interest. Transactions in shares of beneficial interest were as follows:

| | InvestEd Aggressive Portfolio | | | | InvestEd Growth Portfolio | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Six months ended 6-30-18 | | Period from 9-18-17[1] to 12-31-17 | | Six months ended 6-30-18 | | Year ended 12-31-17 | |
| | Shares | Value | Shares | Value | Shares | Value | Shares | Value |
| Shares issued from sale of shares ...... | 296 | $ 3,175 | 1,683 | $ 16,884 | 610 | $ 7,816 | 1,634 | $ 19,616 |
| Shares issued in reinvestment of distributions to shareholders ........ | — | — | — | — | — | — | 455 | 5,712 |
| Shares redeemed ................. | (54) | (581) | (26) | (265) | (1,093) | (14,000) | (3,808) | (46,448) |
| Net increase (decrease) .............. | 242 | $ 2,594 | 1,657 | $ 16,619 | (483) | $ (6,184) | (1,719) | $ (21,120) |

| | InvestEd Balanced Portfolio | | | | InvestEd Conservative Portfolio | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Six months ended 6-30-18 | | Year ended 12-31-17 | | Six months ended 6-30-18 | | Year ended 12-31-17 | |
| | Shares | Value | Shares | Value | Shares | Value | Shares | Value |
| Shares issued from sale of shares ...... | 1,023 | $12,027 | 2,326 | $ 26,973 | 1,200 | $ 12,846 | 9,043 | $ 96,759 |
| Shares issued in reinvestment of distributions to shareholders ........ | — | — | 503 | 5,842 | — | — | 279 | 2,980 |
| Shares redeemed ................. | (1,116) | (13,120) | (11,216) | (134,281) | (1,573) | (16,839) | (12,332) | (132,421) |
| Net (decrease) ..................... | (93) | $ (1,093) | (8,387) | $(101,466) | (373) | $ (3,993) | (3,010) | $(32,682) |

| | InvestEd Income Portfolio | | | | InvestEd Fixed Income Portfolio | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Six months ended 6-30-18 | | Period from 9-18-17[1] to 12-31-17 | | Six months ended 6-30-18 | | Period from 9-18-17[1] to 12-31-17 | |
| | Shares | Value | Shares | Value | Shares | Value | Shares | Value |
| Shares issued from sale of shares ...... | 1,649 | $16,706 | 10,285 | $102,889 | 1,030 | $ 10,216 | 4,847 | $ 48,466 |
| Shares issued in reinvestment of distributions to shareholders ........ | — | — | — | — | — | — | — | — |
| Shares redeemed ................. | (1,284) | (13,015) | (788) | (7,938) | (703) | (6,983) | (419) | (4,188) |
| Net increase ..................... | 365 | $ 3,691 | 9,497 | $ 94,951 | 327 | $ 3,233 | 4,428 | $ 44,278 |

(1)Commencement of operations.

## 7. INTERFUND LENDING PROGRAM

Pursuant to an exemptive order issued by the SEC ("Order"), the Trust (Ivy Funds and Ivy Variable Insurance Portfolios; referred to with the Funds for purposes of this section as Funds) have the ability to lend money to, and borrow money from, each other pursuant to a master interfund lending agreement ("Interfund Lending Program"). Under the Interfund Lending Program, the Funds may lend or borrow money for temporary purposes directly to or from one another (each an "Interfund Loan"), subject to meeting the conditions of the Order. The interest rate to be charged on an Interfund Loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The Funds made no Interfund Loans under the Interfund Lending Program during the period ended June 30, 2018.

## 8. AFFILIATED COMPANY TRANSACTIONS (All amounts in thousands)

A summary of the transactions in affiliated companies during the period ended June 30, 2018 follows:

| | 12-31-17 Share Balance | Gross Additions | Gross Reductions | Realized Gain/(Loss)[1] | Distributions Received | 6-30-18 Share Balance | 6-30-18 Value | Net Change in Unrealized Appreciation/ (Depreciation) |
|---|---|---|---|---|---|---|---|---|
| InvestEd Aggressive Portfolio | | | | | | | | |
| Ivy Securian Core Bond, Class N . . . . . . | 51 | $153 | $ 14 | $ —* | $10 | 64 | $ 670 | $ (16) |
| Ivy Corporate Bond, Class N . . . . . . . . . | 13 | 24 | 2 | —* | 1 | 17 | 102 | (4) |
| Ivy Core Equity Fund, Class N . . . . . . . . | 68 | 212 | 62 | 4 | — | 77 | 1,321 | 60 |
| Ivy Emerging Markets Equity Fund, Class N . . . . . . . . . . . . . . . . . . . . . . | 50 | 318 | 27 | 1 | — | 63 | 1,235 | (138) |
| Ivy Global Bond Fund, Class N . . . . . . . . | 9 | 23 | 2 | —* | 1 | 11 | 102 | (2) |
| Ivy Government Securities Fund, Class N . . . . . . . . . . . . . . . . . . . . . . | 77 | 119 | 11 | —* | 4 | 98 | 515 | (9) |
| Ivy High Income Fund, Class N . . . . . . . . | 11 | 21 | 2 | —* | 3 | 14 | 103 | (2) |
| Ivy International Core Equity Fund, Class N . . . . . . . . . . . . . . . . . . . . . . | 174 | 691 | 87 | 3 | — | 203 | 4,029 | (117) |
| Ivy Large Cap Growth Fund, Class N . . . | 82 | 359 | 168 | 20 | — | 89 | 2,251 | 190 |
| Ivy LaSalle Global Real Estate Fund, Class N . . . . . . . . . . . . . . . . . . . . . . | 47 | 136 | 13 | 1 | 12 | 59 | 634 | (2) |
| Ivy Limited-Term Bond Fund, Class N . . . | 31 | 89 | 9 | —* | 4 | 39 | 410 | (6) |
| Ivy Mid Cap Growth Fund, Class N[2] . . . . | 35 | 163 | 91 | 11 | — | 37 | 1,028 | 96 |
| Ivy Mid Cap Income Opportunities Fund, Class N . . . . . . . . . . . . . . . . . . . . . . | 63 | 177 | 20 | 2 | 7 | 74 | 1,036 | 16 |
| Ivy ProShares MSCI ACWI Index Fund, Class N . . . . . . . . . . . . . . . . . . . . . . | 135 | 313 | 37 | 2 | 9 | 159 | 1,804 | (22) |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N . . . . . . . | 32 | 82 | 8 | —* | 2 | 40 | 421 | 14 |
| Ivy ProShares S&P 500 Bond Index Fund, Class N . . . . . . . . . . . . . . . . . | 13 | 37 | 3 | —* | 2 | 16 | 154 | (7) |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N . . . . . | 116 | 277 | 31 | 2 | 12 | 137 | 1,529 | (39) |
| Ivy Small Cap Core Fund, Class N . . . . . | 4 | 16 | 5 | —* | — | 5 | 104 | 7 |
| Ivy Small Cap Growth Fund, Class N . . . . | 15 | 65 | 37 | 5 | — | 16 | 416 | 41 |
| Ivy Value Fund, Class N . . . . . . . . . . . . | 84 | 382 | 78 | 3 | 7 | 96 | 2,295 | (16) |
| | | | | $54 | $74 | | $20,159 | $ 44 |

| | 12-31-17 Share Balance | Gross Additions | Gross Reductions | Realized Gain/(Loss)[1] | Distributions Received | 6-30-18 Share Balance | 6-30-18 Value | Net Change in Unrealized Appreciation/ (Depreciation) |
|---|---|---|---|---|---|---|---|---|
| **InvestEd Growth Portfolio** | | | | | | | | |
| Ivy Securian Core Bond, Class N . . . . . . | 937 | $1,106 | $ 843 | $ (6) | $164 | 963 | $10,082 | $ (271) |
| Ivy Corporate Bond, Class N . . . . . . . . . | 215 | 158 | 113 | (1) | 16 | 223 | 1,336 | (50) |
| Ivy Core Equity Fund, Class N . . . . . . . . | 461 | 279 | 868 | 54 | — | 424 | 7,295 | 359 |
| Ivy Emerging Markets Equity Fund, Class N . . . . . . . . . . . . . . . . . . . . . . . | 304 | 771 | 540 | 18 | — | 315 | 6,193 | (685) |
| Ivy Global Bond Fund, Class N . . . . . . . | 308 | 301 | 252 | (1) | 30 | 314 | 3,002 | (60) |
| Ivy Government Securities Fund, Class N . . . . . . . . . . . . . . . . . . . . . . . | 1,362 | 830 | 619 | (5) | 64 | 1,403 | 7,396 | (155) |
| Ivy High Income Fund, Class N . . . . . . . | 226 | 132 | 141 | —* | 57 | 225 | 1,676 | (25) |
| Ivy International Core Equity Fund, Class N . . . . . . . . . . . . . . . . . . . . . . . | 1,119 | 836 | 1,877 | 83 | — | 1,064 | 21,144 | (625) |
| Ivy Large Cap Growth Fund, Class N . . . | 563 | 490 | 1,861 | 202 | — | 500 | 12,687 | 1,141 |
| Ivy LaSalle Global Real Estate Fund, Class N . . . . . . . . . . . . . . . . . . . . . . . | 252 | 269 | 225 | (2) | 51 | 256 | 2,756 | (18) |
| Ivy Limited-Term Bond Fund, Class N . . | 746 | 781 | 673 | (3) | 88 | 757 | 8,028 | (123) |
| Ivy Mid Cap Growth Fund, Class N[2] . . . | 194 | 181 | 766 | 78 | — | 170 | 4,697 | 467 |
| Ivy Mid Cap Income Opportunities Fund, Class N . . . . . . . . . . . . . . . . . . . . . . . | 353 | 210 | 374 | 34 | 33 | 338 | 4,733 | 61 |
| Ivy ProShares MSCI ACWI Index Fund, Class N . . . . . . . . . . . . . . . . . . . . . . . | 1,022 | 489 | 940 | 62 | 59 | 978 | 11,115 | (154) |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N . . . . . . | 259 | 216 | 222 | 1 | 17 | 258 | 2,746 | 89 |
| Ivy ProShares S&P 500 Bond Index Fund, Class N . . . . . . . . . . . . . . . . . | 201 | 247 | 169 | (2) | 24 | 209 | 2,004 | (101) |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N . . . . . | 803 | 413 | 677 | 48 | 73 | 775 | 8,644 | (268) |
| Ivy Small Cap Core Fund, Class N . . . . . | 33 | 25 | 79 | 7 | — | 30 | 681 | 46 |
| Ivy Small Cap Growth Fund, Class N . . . | 118 | 103 | 440 | 46 | — | 103 | 2,714 | 281 |
| Ivy Value Fund, Class N . . . . . . . . . . . . | 584 | 544 | 1,412 | 63 | 38 | 546 | 13,014 | (90) |
| | | | | $676 | $714 | | $131,943 | $ (181) |

| | 12-31-17 Share Balance | Gross Additions | Gross Reductions | Realized Gain/(Loss)[1] | Distributions Received | 6-30-18 Share Balance | 6-30-18 Value | Net Change in Unrealized Appreciation/ (Depreciation) |
|---|---|---|---|---|---|---|---|---|
| **InvestEd Balanced Portfolio** | | | | | | | | |
| Ivy Securian Core Bond, Class N . . . . . . | 937 | $1,237 | $725 | $ (2) | $ 167 | 986 | $10,320 | $(278) |
| Ivy Corporate Bond, Class N . . . . . . . . . | 193 | 158 | 87 | —* | 15 | 205 | 1,231 | (46) |
| Ivy Core Equity Fund, Class N . . . . . . . . | 226 | 222 | 427 | 26 | — | 213 | 3,665 | 177 |
| Ivy Emerging Markets Equity Fund, Class N . . . . . . . . . . . . . . . . . . . . . . | 146 | 416 | 225 | 6 | — | 155 | 3,044 | (337) |
| Ivy Global Bond Fund, Class N . . . . . . . . | 308 | 339 | 218 | (1) | 31 | 321 | 3,073 | (62) |
| Ivy Government Securities Fund, Class N . . . . . . . . . . . . . . . . . . . . . . | 1,337 | 908 | 523 | (2) | 64 | 1,410 | 7,433 | (157) |
| Ivy High Income Fund, Class N . . . . . . . . | 190 | 135 | 108 | —* | 49 | 193 | 1,441 | (22) |
| Ivy International Core Equity Fund, Class N . . . . . . . . . . . . . . . . . . . . . . | 508 | 616 | 853 | 36 | — | 495 | 9,840 | (289) |
| Ivy Large Cap Growth Fund, Class N . . . | 267 | 374 | 885 | 98 | — | 243 | 6,150 | 544 |
| Ivy LaSalle Global Real Estate Fund, Class N . . . . . . . . . . . . . . . . . . . . . . | 113 | 136 | 87 | —* | 23 | 118 | 1,269 | (8) |
| Ivy Limited-Term Bond Fund, Class N . . . | 671 | 795 | 522 | (1) | 81 | 697 | 7,396 | (113) |
| Ivy Mid Cap Growth Fund, Class N[2] . . . . | 100 | 150 | 396 | 43 | — | 89 | 2,472 | 242 |
| Ivy Mid Cap Income Opportunities Fund, Class N . . . . . . . . . . . . . . . . . . . . . . | 181 | 165 | 192 | 17 | 17 | 178 | 2,491 | 31 |
| Ivy ProShares MSCI ACWI Index Fund, Class N . . . . . . . . . . . . . . . . . . . . . . | 541 | 401 | 498 | 32 | 32 | 530 | 6,023 | (83) |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N . . . . . . . | 117 | 111 | 86 | 1 | 8 | 119 | 1,265 | 41 |
| Ivy ProShares S&P 500 Bond Index Fund, Class N . . . . . . . . . . . . . . . . . | 200 | 274 | 146 | (1) | 25 | 214 | 2,052 | (104) |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N . . . . . | 370 | 281 | 307 | 22 | 34 | 366 | 4,083 | (125) |
| Ivy Small Cap Core Fund, Class N . . . . . | 20 | 25 | 48 | 4 | — | 19 | 418 | 27 |
| Ivy Small Cap Growth Fund, Class N . . . . | 53 | 75 | 199 | 21 | — | 48 | 1,250 | 128 |
| Ivy Value Fund, Class N . . . . . . . . . . . . . | 280 | 413 | 678 | 29 | 18 | 268 | 6,395 | (45) |
| | | | | $328 | $564 | | $ 81,311 | $(479) |

| | 12-31-17 Share Balance | Gross Additions | Gross Reductions | Realized Gain/(Loss)[1] | Distributions Received | 6-30-18 Share Balance | 6-30-18 Value | Net Change in Unrealized Appreciation/ (Depreciation) |
|---|---|---|---|---|---|---|---|---|
| **InvestEd Conservative Portfolio** | | | | | | | | |
| Ivy Securian Core Bond, Class N . . . . . . | 1,510 | $1,594 | $1,551 | $ (13) | $262 | 1,516 | $15,874 | $(436) |
| Ivy Corporate Bond, Class N . . . . . . . . . | 312 | 207 | 186 | (2) | 23 | 316 | 1,893 | (72) |
| Ivy Core Equity Fund, Class N . . . . . . . . | 189 | 154 | 461 | 29 | — | 170 | 2,923 | 140 |
| Ivy Emerging Markets Equity Fund, Class N . . . . . . . . . . . . . . . . . . . . . | 78 | 178 | 158 | 6 | — | 79 | 1,560 | (174) |
| Ivy Global Bond Fund, Class N . . . . . . . . | 442 | 381 | 413 | (3) | 43 | 439 | 4,201 | (84) |
| Ivy Government Securities Fund, Class N . . . . . . . . . . . . . . . . . . . . . . | 2,155 | 1,180 | 1,118 | (11) | 101 | 2,169 | 11,433 | (244) |
| Ivy High Income Fund, Class N . . . . . . . . | 292 | 182 | 245 | (1) | 73 | 283 | 2,111 | (31) |
| Ivy International Core Equity Fund, Class N . . . . . . . . . . . . . . . . . . . . . . | 328 | 331 | 776 | 34 | — | 305 | 6,053 | (188) |
| Ivy Large Cap Growth Fund, Class N . . . . | 229 | 265 | 926 | 102 | — | 199 | 5,045 | 446 |
| Ivy LaSalle Global Real Estate Fund, Class N . . . . . . . . . . . . . . . . . . . . . . | 61 | 58 | 62 | (1) | 12 | 61 | 651 | (5) |
| Ivy Limited-Term Bond Fund, Class N . . . | 1,122 | 1,036 | 1,158 | (9) | 131 | 1,112 | 11,798 | (180) |
| Ivy Mid Cap Growth Fund, Class N[2] . . . . | 71 | 88 | 339 | 35 | — | 61 | 1,690 | 167 |
| Ivy Mid Cap Income Opportunities Fund, Class N . . . . . . . . . . . . . . . . . . . . . . | 130 | 100 | 197 | 17 | 12 | 122 | 1,703 | 17 |
| Ivy ProShares MSCI ACWI Index Fund, Class N . . . . . . . . . . . . . . . . . . . . . . | 368 | 230 | 480 | 32 | 21 | 344 | 3,912 | (62) |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N . . . . . . . | 63 | 45 | 61 | —* | 4 | 61 | 649 | 21 |
| Ivy ProShares S&P 500 Bond Index Fund, Class N . . . . . . . . . . . . . . . . . | 345 | 386 | 332 | (4) | 41 | 351 | 3,366 | (173) |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N . . . . . | 319 | 205 | 383 | 27 | 29 | 300 | 3,350 | (114) |
| Ivy Small Cap Core Fund, Class N . . . . . . | 11 | 11 | 33 | 3 | — | 10 | 214 | 14 |
| Ivy Small Cap Growth Fund, Class N . . . . | 19 | 22 | 85 | 9 | — | 16 | 427 | 44 |
| Ivy Value Fund, Class N . . . . . . . . . . . . . | 226 | 279 | 728 | 32 | 14 | 206 | 4,918 | (40) |
| | | | | $282 | $766 | | $83,771 | $(954) |

| | 12-31-17 Share Balance | Gross Additions | Gross Reductions | Realized Gain/(Loss)[1] | Distributions Received | 6-30-18 Share Balance | 6-30-18 Value | Net Change in Unrealized Appreciation/ (Depreciation) |
|---|---|---|---|---|---|---|---|---|
| **InvestEd Income Portfolio** | | | | | | | | |
| Ivy Securian Core Bond, Class N ....... | 1,668 | $2,097 | $ 689 | $ 1 | $ 304 | 1,802 | $18,870 | $ (507) |
| Ivy Corporate Bond, Class N ......... | 344 | 269 | 83 | —* | 27 | 375 | 2,251 | (84) |
| Ivy Core Equity Fund, Class N ........ | 149 | 190 | 263 | 18 | — | 144 | 2,482 | 119 |
| Ivy Emerging Markets Equity Fund, Class N ........................ | 43 | 120 | 36 | 1 | — | 47 | 927 | (104) |
| Ivy Global Bond Fund, Class N ........ | 317 | 332 | 120 | —* | 33 | 339 | 3,246 | (65) |
| Ivy Government Securities Fund, Class N ........................ | 2,468 | 1,600 | 514 | 1 | 122 | 2,674 | 14,094 | (296) |
| Ivy High Income Fund, Class N ........ | 226 | 191 | 113 | —* | 59 | 236 | 1,757 | (26) |
| Ivy International Core Equity Fund, Class N ........................ | 217 | 343 | 329 | 16 | — | 217 | 4,317 | (127) |
| Ivy Large Cap Growth Fund, Class N ... | 148 | 267 | 464 | 55 | — | 138 | 3,498 | 307 |
| Ivy LaSalle Global Real Estate Fund, Class N ........................ | 45 | 51 | 18 | —* | 10 | 48 | 516 | (3) |
| Ivy Limited-Term Bond Fund, Class N ... | 2,745 | 3,076 | 1,141 | —* | 338 | 2,927 | 31,052 | (473) |
| Ivy Mid Cap Growth Fund, Class N[2] .... | 39 | 76 | 149 | 17 | — | 36 | 1,004 | 98 |
| Ivy Mid Cap Income Opportunities Fund, Class N ........................ | 72 | 83 | 68 | 6 | 7 | 72 | 1,012 | 13 |
| Ivy ProShares MSCI ACWI Index Fund, Class N ........................ | 300 | 285 | 248 | 17 | 18 | 301 | 3,426 | (47) |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N ....... | 46 | 41 | 19 | 1 | 3 | 48 | 514 | 17 |
| Ivy ProShares S&P 500 Bond Index Fund, Class N .................. | 381 | 499 | 147 | —* | 48 | 417 | 4,001 | (201) |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N ..... | 220 | 211 | 162 | 12 | 21 | 223 | 2,488 | (74) |
| Ivy Small Cap Core Fund, Class N ...... | 12 | 19 | 27 | 3 | — | 11 | 255 | 17 |
| Ivy Small Cap Growth Fund, Class N .... | 11 | 19 | 38 | 4 | — | 10 | 254 | 26 |
| Ivy Value Fund, Class N ............. | 166 | 316 | 372 | 19 | 11 | 163 | 3,897 | (28) |
| | | | | $171 | $1,001 | | $99,861 | $(1,438) |
| | | | | | | | | |
| **InvestEd Fixed Income Portfolio** | | | | | | | | |
| Ivy Securian Core Bond, Class N ...... | 308 | $1,034 | $ 716 | $ (1) | $ 56 | 338 | $ 3,542 | $ (91) |
| Ivy Corporate Bond, Class N ......... | 71 | 139 | 96 | —* | 6 | 78 | 466 | (16) |
| Ivy Global Bond Fund, Class N ........ | 203 | 606 | 430 | (1) | 21 | 221 | 2,114 | (41) |
| Ivy Government Money Market Fund, Class N ........................ | 7,691 | 2,313 | 1,711 | — | 48 | 8,293 | 8,293 | — |
| Ivy Government Securities Fund, Class N ........................ | 813 | 1,365 | 955 | (1) | 39 | 891 | 4,697 | (94) |
| Ivy Limited-Term Bond Fund, Class N ... | 2,348 | 7,725 | 5,511 | (10) | 286 | 2,557 | 27,133 | (387) |
| Ivy ProShares S&P 500 Bond Index Fund, Class N .................. | 88 | 279 | 191 | —* | 11 | 97 | 930 | (46) |
| | | | | $(13) | $ 467 | | $ 47,175 | $ (675) |

*Not shown due to rounding.

(1)Included in Realized Gain/Loss, if applicable, are distributions from capital gains from the underlying securities.

(2)No dividends were paid during the preceding 12 months.

## 9. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at June 30, 2018 and the related unrealized appreciation (depreciation) were as follows:

| Portfolio | Cost of Investments | Gross Appreciation | Gross Depreciation | Net Unrealized Appreciation (Depreciation) |
|---|---|---|---|---|
| InvestEd Aggressive Portfolio | $ 19,774 | $ 615 | $ 180 | $ 435 |
| InvestEd Growth Portfolio | 129,818 | 3,978 | 1,571 | 2,407 |
| InvestEd Balanced Portfolio | 81,170 | 1,945 | 1,260 | 685 |
| InvestEd Conservative Portfolio | 84,268 | 1,411 | 1,704 | (293) |
| InvestEd Income Portfolio | 101,198 | 1,020 | 2,094 | (1,074) |
| InvestEd Fixed Income Portfolio | 48,453 | — | 904 | (904) |

For Federal income tax purposes, the Portfolios' distributed and undistributed earnings and profit for the year ended December 31, 2017 and the post-October and late-year ordinary activity updated with information available through the date of this report were as follows:

| Portfolio | Undistributed Ordinary Income | Undistributed Long-Term Capital Gains | Tax Return of Capital | Post-October Capital Losses Deferred | Late-Year Ordinary Losses Deferred |
|---|---|---|---|---|---|
| InvestEd Aggressive Portfolio | $ 178 | $ 290 | $— | $— | $— |
| InvestEd Growth Portfolio | 3,141 | 13,240 | — | — | — |
| InvestEd Balanced Portfolio | 2,865 | 9,265 | — | — | — |
| InvestEd Conservative Portfolio | 1,604 | — | — | — | — |
| InvestEd Income Portfolio | 781 | 483 | — | — | — |
| InvestEd Fixed Income Portfolio | 272 | — | — | — | — |

Internal Revenue Code regulations permit each Portfolio to elect to defer into its next fiscal year capital losses and certain specified ordinary items incurred between each November 1 and the end of its fiscal year. Each Portfolio is also permitted to defer into its next fiscal certain ordinary losses that generated between each January 1 and the end of its fiscal year.

The tax character of dividends and distributions paid during the two fiscal years ended December 31, 2017 and 2016 were as follows:

| Portfolio | December 31, 2017 | | December 31, 2016 | |
|---|---|---|---|---|
| | Distributed Ordinary Income[1] | Distributed Long-Term Capital Gains | Distributed Ordinary Income[1] | Distributed Long-Term Capital Gains |
| InvestEd Aggressive Portfolio | $ — | $ — | N/A | N/A |
| InvestEd Growth Portfolio | 227 | 5,485 | $ 395 | $12,773 |
| InvestEd Balanced Portfolio | 992 | 4,850 | 1,468 | 11,757 |
| InvestEd Conservative Portfolio | 1,345 | 1,635 | 1,443 | 4,716 |
| InvestEd Income Portfolio | — | — | N/A | N/A |
| InvestEd Fixed Income Portfolio | — | — | N/A | N/A |

[1]Includes short-term capital gains distributed, if any.

Accumulated capital losses represent net capital loss carryovers as of December 31, 2017 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. As of December 31, 2017, the capital loss carryovers were as follows:

| Portfolio | Post-Enactment | |
|---|---|---|
| | Short-Term Capital Loss Carryover | Long-Term Capital Loss Carryover |
| InvestEd Aggressive Portfolio | $ — | $ — |
| InvestEd Growth Portfolio | — | — |
| InvestEd Balanced Portfolio | — | — |
| InvestEd Conservative Portfolio | — | 2,078 |
| InvestEd Income Portfolio | — | — |
| InvestEd Fixed Income Portfolio | 33 | — |

**Proxy Voting Guidelines**

A description of the policies and procedures the underlying Waddell & Reed Advisors Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

**Proxy Voting Records**

Information regarding how the InvestEd Portfolios and the underlying funds, as applicable, voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

# QUARTERLY PORTFOLIO SCHEDULE INFORMATION

Portfolio holdings can be found on the Trust's website at www.waddell.com. Alternatively, a complete schedule of portfolio holdings of each Portfolio for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

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# INVESTED PORTFOLIOS

InvestEd Aggressive Portfolio

InvestEd Growth Portfolio

InvestEd Balanced Portfolio

InvestEd Conservative Portfolio

InvestEd Income Portfolio

InvestEd Fixed Income Portfolio

1.888.WADDELL
Visit us online at www.waddell.com

Before investing, investors should carefully consider the investment objectives, risks, charges and expenses of the IVY InvestEd<sup>SM</sup> 529 PLAN. This and other important information is contained in the IVY InvestEd<sup>SM</sup> 529 PLAN Program Overview, IVY InvestEd<sup>SM</sup> 529 PLAN Account Application, and the prospectuses, or if available, summary prospectuses, all of which may be obtained at ivyinvestments.com or from a financial advisor. Read them carefully before investing.

An investor should also consider, before investing, whether the investor's or designated beneficiary's home state offers any state tax or other benefits that are only available for investments in such state's 529 college savings plan.